[redacted]

File No. 82-3929

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

DRILLING BEGINS ON MAGPIE

October 23, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report that its 48.7% owned subsidiary, The Magpie Mines Inc., has begun a 1000 metre drill programme on its titaniferous magnetite deposit located on Quebec's North Shore, some eighty miles north of the coast near Longue Pointe de Mingan.

The purpose of this programme is to confirm historical grades and continuity to depth.

The Magpie deposits form a series of en echelon ridges standing up to 800 feet above the surrounding country, in a corridor some 4.5 miles long and 2000 feet wide.

These deposits contain more than one billion tons of titaniferous magnetite grading 43 % Fe, 10.5% TiO_2 and 1.6% Cr with minor values of vanadium as reported by Marcel Vallee and Raymond Raby of SOQUEM, in CIM Transactions Volume LXXIV, pages 264-271, 1971. (This estimate is historical in nature and therefore should not be relied on; a qualified person has not done sufficient work to classify these historical estimates as current, and the Company does not consider them as such.)

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172 or the Company's web site www.fancampexplorationltd.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END